MORGAN STANLEY DEAN WITTER CHARTER SERIES
MONTHLY REPORT
AUGUST 2001

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley Dean Witter Charter Funds as of August 31, 2001 was as follows:

Funds                   N.A.V.            % change for month
                        ------            ------------------
Charter DWFCM           $ 17.88                     4.69%
Charter Graham          $ 12.62                     6.01%
Charter Millburn        $  9.93                     2.66%
Charter Welton          $  6.96                     3.89%

Charter DWFCM

Charter DWFCM increased in value during August primarily due to gains recorded in the currency markets from long positions in the euro and Swiss franc as the values of these currencies strengthened versus the U.S. dollar due to economic optimism for Europe, speculation that the European Central Bank would cut interest rates in late August and weakness in the U.S. dollar caused by the sluggish U.S. economy. Additional currency gains were recorded from long positions in the Singapore dollar as its value strengthened to a five-month high versus the U.S. dollar. In the global interest rate futures markets, gains were recorded from long positions as prices generally trended higher amid continued concerns for the sluggish U.S. economy. In the energy markets, short positions in natural gas futures were profitable as prices declined to a two-year low on reports of rising supply levels.

Charter GRAHAM

Charter Graham increased in value during August primarily due to gains recorded in the global interest rate futures markets from long positions as prices trended higher amid continued concerns for the sluggish U.S. economy. In the global stock index futures markets, profits were recorded from short positions as most equity prices fell on worsening fundamentals and earnings warnings. Smaller gains were recorded in the metals markets from short positions in base metal futures as prices moved lower due to economic concern and decreased demand. A portion of these gains was offset by losses recorded in the currency markets from short positions in the Japanese yen as the value of the yen strengthened versus the U.S. dollar due to a Japanese repatriation of assets and the weakness in the U.S. resulting from economic pessimism. Smaller losses were incurred in the agricultural markets from long positions in soybean oil futures as prices reversed lower.

On June 14, 2001, the General Partner, after consultation with Graham Capital Management ("Graham Capital"), the Trading Advisor to Charter Graham (the "Fund"), stopped using Graham's Non Trend Based Program ("NTB") to trade Fund assets on the basis that NTB was not performing up to expectations. The General Partner instructed Graham Capital to liquidate all positions in NTB and to reallocate all assets from those positions to Graham Capital's K-4 Program, one of the other two Graham Capital programs used in the Fund. (The other is the Global Diversified Program). With this reallocation, approximately 60% of the Fund's assets will be traded pursuant to the Global Diversified Program and 40% pursuant to K-4. Starting with the June closing, as well, the allocations of subscriptions, redemptions and exchanges were similarly changed, with 60% allocated to the Global Diversified Program and 40% to the K-4 Program.

Charter MILLBURN

Charter Millburn increased in value during August primarily due to gains recorded in the global stock index futures markets from short positions as prices declined amid worsening fundamentals and earnings warnings. In the currency markets, profits were recorded from long positions in the euro and Swiss franc as the value of these currencies strengthened versus theU.S. dollar due to economic optimism for Europe, speculation that the European Central Bank would cut interest rates in late Augsut and weakness in the U.S. dollar caused by the sluggish U.S. economy. Additional currency gains were recorded from long positions in the Singapore dollar as its value strengthened to a five-month high versus the U.S. dollar. Smaller profits were recorded in the global intgerest rate futures markets from long positions as prices trended higher amid continued concerns for the sluggish U.S. economy. A portion of these gains was offset by losses recorded in the energy markets from short positons in crude oil futures as prices rose as a result of declining inventories and growing tensions in the Middle East.

Charter WELTON

Charter Welton increased in value during August primarily due to gains recorded in the global interest rate futures markets from long positions as prices trended higher and continued concerns for the sluggish U.S. economy. Additional profits were recorded in the currency markets from long positions in the euro and Swiss franc as the value of these European currencies rose versus the U.S. dollar amid economic optimism for Europe, speculation that the European Central Bank would cut interest rates in late August and weakness in the U.S. dollar caused by the sluggish U.S. economy. A portion of tehse gains was offset by losses recorded in the energy markets from short positons in heating and crude oil futures as prices rose amid declining inventories and growing tensions in the Middle East.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation c/o, Morgan Stanley Trust Company,
Attention: Managed Futures, 7th Floor, Harborside Financial Center Plaza Two, Jersey City, NJ 07311-3977 or your Morgan Stanley Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year for each Fund in the Morgan Stanley Dean Witter Charter Series. Also provided is the inception-to-date return and the annualized return since inception for each fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Charter DWFCM

Year                       Return
----                       ------

1994 (10 months)            -7.3%
1995                        21.9%
1996                         4.0%
1997                        26.2%
1998                         5.1%
1999                        -9.2%
2000                        23.8%
2001 (8 months)              2.2%

Inception-to-Date Return:   78.8%
Annualized Return:           8.1%
--------------------------------------------------------------------------------

Charter Graham

Year                       Return
----                       ------

1999 (10 months)             2.9%
2000                        22.0%
2001 (8 months)              0.6%

Inception-to-Date Return:   26.2%
Annualized Return:           9.7%
--------------------------------------------------------------------------------

Charter Millburn

Year                       Return
----                       ------

1999 (10 months)            -7.2%
2000                        12.1%
2001 (8 months)             -4.5%

Inception-to-Date Return:   -0.7%
Annualized Return:          -0.3%
--------------------------------------------------------------------------------

Charter Welton

Year                       Return
----                       ------

1999 (10 months)            -10.7%
2000                         -8.2%
2001 (8 months)             -15.1%

Inception-to-Date Return:   -30.4%
Annualized Return:          -13.5%



Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended August 31, 2001
(Unaudited)

                                   Morgan Stanley Dean Witter Charter DWFCM      Morgan Stanley Dean Witter Charter Graham L.P.
                                   ----------------------------------------      ----------------------------------------------
                                                            Percentage of                                  Percentage of
                                                            August 1, 2001                                 August 1, 2001
                                                            Beginning                                      Beginning
                                                 Amount     Net Asset Value                     Amount     Net Asset Value
                                                 ------     ---------------                     ------     ---------------
                                                     $            %                                 $             %
REVENUES

Trading profit (loss):
  Realized                                   (1,596,663)         (4.06)                        (394,274)        (1.20)
  Net change in unrealized                    3,620,591           9.21                        2,515,903          7.67
                                            -----------        -------                       ----------        ------

  Total Trading Results                       2,023,928           5.15                        2,121,629          6.47
Interest Income (Note 2)                        113,064           0.29                           94,824          0.29
                                            -----------        --------                      ----------       -------

  Total Revenues                              2,136,992           5.44                        2,216,453          6.76
                                            -----------        -------                       ----------       -------

EXPENSES
Brokerage fees (Note 2)                         229,306           0.58                          191,165          0.58
Management fees (Notes 2 & 3)                    65,517           0.17                           54,618          0.17
                                            -----------        -------                      -----------        ------

  Total Expenses                                294,823           0.75                          245,783          0.75
                                            -----------       --------                      -----------        ------

NET INCOME                                    1,842,169           4.69                        1,970,670          6.01
                                            ===========       ========                      ===========       =======


Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended August 31, 2001
(Unaudited)

                    Morgan Stanley Dean Witter Charter DWFCM              Morgan Stanley Dean Witter Charter Graham L.P.
                    ----------------------------------------              ------------------------------------------------
                          Units          Amount    Per Unit                                   Units        Amount        Per Unit
                         ------        --------  ----------                                   -----      --------      ----------
                                              $          $                                              $              $
Net Asset Value,
  August 1, 2001       2,301,858.643   39,309,658    17.08                             2,753,287.399    32,771,150    11.90
Net Income                    --        1,842,169     0.80                                    --         1,970,670     0.72
Redemptions              (28,477.961)    (509,186)   17.88                               (14,944.857)     (188,604)   12.62
Subscriptions             34,530.567      617,407    17.88                               171,466.843     2,163,911    12.62
                       -------------  -----------                                       ------------   -----------

Net Asset Value,
  August 31, 2001      2,307,911.249   41,260,048    17.88                             2,909,809.385    36,717,127    12.62
                       =============   ==========                                      =============    ==========

The accompanying notes are an integral part of these financial statements.



Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended August 31, 2001
(Unaudited)

                           Morgan Stanley Dean Witter Charter Millburn L.P.     Morgan Stanley Dean Witter Charter Welton L.P.
                           ------------------------------------------------     ----------------------------------------------
                                                          Percentage of                   Percentage of
                                                          August 1, 2001                  August 1, 2001
                                                          Beginning                       Beginning
                                               Amount     Net Asset Value              Amount    Net Asset Value
                                               ------     ---------------              ------    ---------------
                                                  $             %                        $             %
REVENUES

Trading profit (loss):
  Realized                                     (882,758)      (2.95)                         304,531           1.71
  Net change in unrealized                    1,814,585        6.06                          469,644           2.62
                                             ----------     -------                       ----------        -------

  Total Trading Results                         931,827        3.11                          774,175           4.33
Interest Income (Note 2)                         90,438        0.30                           56,221           0.31
                                            -----------     --------                      ----------        -------

  Total Revenues                              1,022,265        3.41                          830,396           4.64
                                            -----------     -------                      -----------        -------

EXPENSES
Brokerage fees (Note 2)                         174,790        0.58                          104,385           0.58
Management fees (Notes 2 & 3)                    49,940        0.17                           29,825           0.17
                                            -----------      ------                       ----------         ------

  Total Expenses                                224,730        0.75                          134,210           0.75
                                            -----------    --------                       ----------        -------

NET INCOME                                      797,535        2.66                          696,186           3.89
                                            ===========    ========                      ===========        ========


Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended August 31, 2001
(Unaudited)
                    Morgan Stanley Dean Witter Charter Millburn L.P.          Morgan Stanley Dean Witter Charter Welton L.P.
                    ------------------------------------------------          ------------------------------------------------
                          Units          Amount    Per Unit                                   Units        Amount      Per Unit
                         ------        --------  ----------                                   -----       --------    ----------
                                              $          $                                                    $            $
Net Asset Value,
  August 1, 2001       3,097,119.106  29,964,080     9.67                               2,670,704.581     17,894,626    6.70
Net Income                      -        797,535     0.26                                         -          696,186    0.26
Redemptions              (30,682.312)   (304,675)    9.93                                 (66,970.501)      (466,115)   6.96
Subscriptions             60,099.668     596,790     9.93                                  24,098.422        167,725    6.96
                       -------------  ----------                                         ------------     ----------

Net Asset Value,
  August 31, 2001      3,126,536.462  31,053,730     9.93                                2,627,832.502     18,292,422   6.96
                       =============  ==========                                         =============     ==========



The accompanying notes are an integral part of these financial statements.




MORGAN STANLEY DEAN WITTER CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION - Morgan Stanley Dean Witter Charter DWFCM L.P. ("Charter DWFCM"), Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures, forward, and options contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner of each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Inc. ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter DWFCM is Dean Witter Futures & Currency Management Inc. ("DWFCM"). Demeter, Morgan Stanley DW, DWFCM, MS & Co. and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co..

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and Limited Partners based on their proportional ownership interests.

USE OF ESTIMATES - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit
(loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

NET INCOME (LOSS) PER UNIT - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

BROKERAGE AND RELATED TRANSACTION FEES AND COSTS - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

OPERATING EXPENSES - Each Partnership incurs monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

INCOME TAXES - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

DISTRIBUTIONS - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

CONTINUING OFFERING - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

REDEMPTIONS - Limited Partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which each first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

EXCHANGES - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISSOLUTION OF THE PARTNERSHIP - Charter DWFCM will terminate on December 31, 2025 and Charter Graham, Charter Millburn and Charter Welton will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2. RELATED PARTY TRANSACTIONS

Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

Charter DWFCM pays management and incentive fees (if any) to DWFCM.

3. TRADING ADVISORS

Demeter, on behalf of Charter DWFCM, Charter Graham, Charter Millburn and Charter Welton retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Dean Witter Charter DWFCM L.P.
  Dean Witter Futures & Currency Management Inc.

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

INCENTIVE FEE - Each Partnership's incentive fee is equal to 20% of trading profits paid on a quarterly basis for Charter DWFCM, and paid on a monthly basis for Charter Graham, Charter Millburn and Charter Welton.

Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter DWFCM, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.